949883

2/12/02

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030530

REGISTRANT'S NAME Anadolu Efes Biracilik ve Malt Sanayii A.S.

*CURRENT ADDRESS Anadolu Cad No. 3 Esentepe-Kartal Istanbul / Turkey

**FORMER NAME Erciyas Biracilik ve Malt Sanayii A.S

**NEW ADDRESS

PROCESSED
APR 15 2002 P
THOMSON FINANCIAL

FILE NO. 82- 4144 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: EB

DATE : 12/14/02

82-4144

02 FEB 12 AM 8:52

DOCUMENT 1

AR/S
12-31-00

Detailed Financial Statements

for the periods January 1 – December 31, 2000 and 1999

and

Independent Auditors' Report

for the period January 1 – December 31, 2000

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

(FORMERLY ERCİYAS BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ)

DETAILED FINANCIAL STATEMENTS

FOR THE PERIODS JANUARY 1- DECEMBER 31, 2000 AND 1999 AND

INDEPENDENT AUDITORS' REPORT

FOR THE PERIOD JANUARY 1 – DECEMBER 31, 2000

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ARTHUR ANDERSEN

A. A. Aktif Analiz S.M.M.M. A.Ş.

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

(FORMERLY - ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.)

INDEPENDENT AUDITORS' REPORT

FOR THE PERIOD JANUARY 1 – DECEMBER 31,2000

1. We have examined the balance sheet of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (formerly - Erciyas Biracılık ve Malt Sanayii A.Ş.) (the Company) as of December 31, 2000 and related statements of income, funds flows and cash flows for the year ended December 31, 2000. Our examination was made in accordance with generally accepted auditing principles, bases and standards and accordingly included, in connection with the accounts and transactions, tests of accounting records and other auditing procedures and techniques we considered necessary.

2. As explained in Note 1 to the balance sheets, with effect from June 20, 2000, the Company merged legally with i) Ege Biracılık ve Malt Sanayi A.Ş., ii) Anadolu Biracılık Malt ve Gıda Sanayi A.Ş. and iii) Güney Biracılık ve Malt Sanayi A.Ş. ("merged companies") all of which are publicly traded on Istanbul Stock Exchange, acquiring their assets, liabilities, rights and commitments. As a result of this merger, the assets and liabilities of those companies are transferred to the balance sheet of the Company and their net income for the period ended June 20, 2000 amounting to TL9,375,215 million is included in the "unappropriated income" in the accompanying balance sheet (Note 33a to the balance sheet).

3. In accordance with the CMB legislation, the Company should present the financial statements comparative with the prior year financial statements. The accompanying financial statements as of December 31, 1999 represent financial statements of Erciyas Biracılık ve Malt Sanayi A.Ş.. This should be taken into consideration in making comparisons. Furthermore, in Note 17 to the statements of income, the results of operations of the merged companies for the January 1 – December 31, 2000 accounting period, together with the Company's results are presented for information purposes.

4. As discussed in Note 12 d), we drew attention to the fact that as a result of the significant volatility in Turkish capital and money markets, and liquidity shortages during the week starting February 19, 2001, managed exchange rate system which had limited the depreciation of local currency was abandoned in favor of a free floating exchange rate system. During this period Turkish Lira depreciated against major currencies, interest rates increased and the prices of domestic debt and equity securities declined. As of the date of this report, depreciation of Turkish Lira against US dollar using the rates announced by the Central Bank was approximately %36 when compared to the rates prevailing as of December 31, 2000, exchange rates have not yet settled. The Company's financial position, future operations and cash flows could be adversely affected by these economic difficulties. As the volatility and uncertainties in the markets are ongoing, as of the date of this report, the effect of such adverse developments in the economy on the Company's financial position, future operations and cash flows cannot yet be quantified.

5. The sales and marketing in Turkey of the beer produced by the Company is performed by Efes Pazarlama Dağıtım ve Ticaret A.Ş., a subsidiary of the Company.

6. In our opinion, the financial statements referred to in the first paragraph above present,in all material respects, the true financial position of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi as of December 31, 2000 and the results of its operations, funds flows and cash flows in accordance with the generally accepted accounting principles issued by Capital Market Board aplied consistently in 2000 and 1999.

7. **Additional Paragraph for Convenience Translation to English**

The effects of the differences between CMB Principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and International Accounting Standards ("IAS") have not been quantified in the accompanying financial statements (refer to Note 34 to the balance sheets for a description of major differences). Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements and IAS.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Ertan Ayhan

İstanbul,
March 2, 2001

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

DETAILED BALANCE SHEETS AS OF

DECEMBER 31, 2000 AND 1999

(Currency -- Millions of Turkish lira)

DETAILED BALANCE SHEET	31.12.2000	31.12.1999
I. CURRENT ASSETS	60.765.755	22.417.899
A. Liquid Assets	173.681	1.303.870
1. Cash	6.675	3.002
2. Banks	166.918	1.300.868
3. Other Liquid Assets	88	-
B. Marketable Securities	160.790	1.220.181
1. Equities	-	-
2. Private Sector Bonds and Debt Securities	-	-
3. Public Sector Bonds and Debt Securities	-	1.220.181
4. Other Marketable Securities	160.790	-
5. *Reserve for Decrease in Value of Marketable Securities*	-	-
C. Short-term Trade Receivables	20.487.878	7.937.343
1. Customers	20.058.733	7.858.605
2. Notes Receivables	583.175	67.714
3. Deposits and Guarantees Given	659	14.115
4. Other Short-term Trade Receivables	344.688	267.163
5. Discount on Trade Receivables (-)	-159.657	-3.122
6. Allowance for Doubtful Receivables (-)	-339.720	-267.132
D. Other Short-term Receivables	19.807.176	7.029.150
1. Receivables From Shareholders	16.756.048	5.486.797
2. Receivables From Participations	-	1.489.321
3. Receivables From Subsidiaries	2.934.250	-
4. Other Short-term Receivables	116.878	53.032
5. Discount on Trade Receivables (-)	-	-
6. *Allowance for Doubtful Receivables (-)*	-	-
E. Inventories	18.423.400	4.162.380
1. Raw Materials & Supplies	7.524.122	1.024.410
2. Work-in-process	2.653.103	808.875
3. By - Products	3.144.525	-
4. Finished Goods	3.546.947	1.731.573
5. Merchandise	69.941	-
6. Other Inventories	1.119.576	469.932
7. Allowance for Decline in the Value of Inventory (-)	-	-
8. Advances Given to Suppliers	365.186	127.590
F. Other Current Assets	1.712.830	764.975
II. NON-CURRENT ASSETS	143.831.708	55.825.462
A. Long-term Trade Receivables	4.996.227	4.540.421
1. Customers	4.773.453	4.322.035
2. *Notes Receivable*	-	-
3. Deposits and Guarantees Given	5.414	1.026
4. Other Long-term Trade Receivables	217.360	217.360
5. Discount on Trade Receivables (-)	-	-
6. Allowance for Doubtful Receivables (-)	-	-
B. Other Long-term Receivables	2.700.016	5.644.111
1. Receivables From Shareholders	-	1.302.487
2. Receivables From Participations	-	4.341.624
3. Receivables From Subsidiaries	2.700.016	-
4. Other Long-term Receivables	-	-
5. Discount on Trade Receivables (-)	-	-
6. Allowance for Doubtful Receivables (-)	-	-
C. Long-term Financial Assets	82.648.956	30.728.058
1. Long - Term Marketable Securities	-	-
2. *Allowance for Decline in the Value of Marketable Securities (-)*	-	-
3. Participations	37.608.623	27.266.416
4. Capital Commitments To Participations (-)	-	-
5. Allowance for Participations (-)	-	-
6. Subsidiaries	45.035.083	-
7. Capital Commitments To Subsidiaries (-)	-	-
8. Allowance for Subsidiaries (-)	-	-
9. Other Long-term Financial Assets	5.250	3.461.642
D. Tangible Fixed Assets	51.362.523	14.199.953
1. Land	195.166	166.645
2. Land Improvements	3.408.584	651.551
3. Buildings	35.436.295	4.901.292
4. Machinery, Plant and Equipment	66.013.670	18.510.544
5. Vehicles	709.174	247.087
6. *Furnitures and Fixtures*	17.118.161	3.754.336
7. Other Tangible Fixed Assets	-	-
8. Accumulated Depreciation (-)	-71.869.828	-14.221.571
9. Construction-in-progress	154.474	45.899
10. Advances Given	196.827	144.170
E. Intangible Fixed Assets	153.119	31.060
1. Foundation and Organisation Assets	-	-
2. Rights	22.840	-
3. Research and Development Costs	-	-
4. Other Non-Current Assets	7.555	31.060
5. Advances Given	122.724	-
F. Other Non-current Assets	1.970.867	681.859
TOTAL ASSETS	204.597.463	78.243.361

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

DETAILED BALANCE SHEETS AS OF

DECEMBER 31, 2000 AND 1999

(Currency -- Millions of Turkish lira)

		31.12.2000	31.12.1999
I.	CURRENT LIABILITIES	62.878.365	25.353.175
A.	Financial Liabilities	35.410.673	17.809.880
1.	Bank Borrowings	6.723.003	5.427.030
2.	Current Portion and Interest of Long-term Borrowings	28.687.670	12.382.850
3.	Current Portion and Interest of Long-term Bonds	-	-
4.	Notes and Commercial Bills	-	-
5.	Other Financial Borrowings	-	-
B.	Trade Payables	15.849.505	2.622.753
1.	Suppliers	8.495.394	1.227.874
2.	Notes Payable	217.726	-
3.	Deposits and Guarantees Received	7.134.483	1.394.879
4.	Other Trade Payables	1.902	-
5.	Discount on Payables (-)	-	-
C.	Other Short-term Liabilities	8.829.802	3.523.933
1.	Payables to Shareholders	26.734	213
2.	Payables to Participations	-	2.506.554
3.	Payables to subsidiaries	-	-
4.	Accrued Expenses	-	305.925
5.	Taxes, Duties and Other Withholdings Payable	7.515.397	711.061
6.	Deferred Loans and Installments Payable to the State	-	-
7.	Other Short Term Payables	1.287.671	180
8.	Discount on Payables (-)	-	-
D.	Advances Received	-	-
E.	Reserves for Liabilities and Expenses	2.788.385	1.396.609
1.	Reserves for Taxes	1.359.578	-
2.	Reserves for Other Liabilities and Expenses	1.428.807	1.396.609
II.	LONG TERM LIABILITIES	43.986.329	40.250.706
A.	Financial Liabilities	31.471.557	34.065.915
1.	Bank Borrowings	31.471.557	34.065.915
2.	Bonds Issued	-	-
3.	Other Debt Instruments Issued	-	-
4.	Other Financial Liabilities	-	-
B.	Trade Payables	1.963.634	674.639
1.	Suppliers	1.963.634	674.627
2.	Notes Payable	-	-
3.	Deposits and Guarantees Received	-	-
4.	Other Trade Payables	-	12
5.	Discount on Payables (-)	-	-
C.	Other Long Term Payables	4.795.572	4.329.269
1.	Payables to Shareholders	-	-
2.	Payables to Participations	-	-
3.	Payables to Participations	-	-
4.	Deferred Liabilities	14.887	-
5.	Other Long Term Liabilities	4.780.685	4.329.269
6.	Rediscount on Payables (-)	-	-
D.	Advances Received	-	-
E.	Reserves for Liabilities and Expenses	5.755.566	1.180.883
1.	Reserve for Employee Termination Benefits	5.755.566	1.180.883
2.	Reserves for Other Liabilities and Expenses	-	-
III.	SHAREHOLDERS EQUITY	97.732.769	12.639.480
A.	Share Capital	25.083.737	12.000.000
B.	Share Capital Commitments (-)	-	-
C.	Premium on Issue of Shares	4.553	-
D.	Revaluation Surplus	52.187.101	13.935.884
1.	Revaluation Surplus from Tangible Assets	35.170.405	6.724.247
2.	Revaluations Surplus from Participations	17.016.696	7.211.637
3.	Revaluations Surplus from Stock Exchange	-	-
E.	Reserves	20.128.437	2.194.343
1.	Legal Reserves	2.826.083	873.299
2.	Statutory Reserves	-	-
3.	Special Reserves	-	312.770
4.	Extraordinary Reserves	7.592.281	1.006.706
5.	Cost Increment Fund	334.858	1.568
6.	Gain on Sales of Share Certificates of Participations and Fixed Assets to be Added to Share Capital	-	-
7.	Unappropriated Income	9.375.215	-
F.	Current Year Income	15.819.685	-
G.	Current Year Loss (-)	-	-11.541.982
H.	Accumulated Losses (-)	-15.490.744	-3.948.765
1.	------ Year Loss	-15.490.744	-3.948.765
2.	----- Year Loss	-	-
	TOTAL LIABILITIES	204.597.463	78.243.361

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

DETAILED STATEMENTS OF INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2000 AND 1999

(Currency -- Millions of Turkish lira)

		31.12.2000	31.12.1999
A.	Gross Sales	162.129.238	54.786.980
1.	Domestic Sales	149.880.897	50.008.813
2.	Export Sales	7.115.276	3.367.405
3.	Other Sales	5.133.065	1.410.762
B.	Sales Deductions (-)	-50.396.664	-16.131.777
1.	Sales Returns (-)	-213.973	-40.945
2.	Sales Discounts (-)	-197.998	-
3.	Other Deductions (-)	-49.984.693	-16.090.832
C.	Net Sales	111.732.574	38.655.203
D.	Cost of Sales (-)	-61.581.384	-24.724.922
	Gross Profit	50.151.190	13.930.281
E.	Operating Expenses (-)	-19.086.878	-8.197.940
1.	Research and Development Expenses (-)	-140.094	-
2.	Marketing, Selling and Distribution Expenses (-)	-7.460.395	-2.587.187
3.	General and Administrative Expenses (-)	-11.486.389	-5.610.753
	Operating Profit	31.064.312	5.732.341
F.	Income and Gains from Other Operations	10.358.884	11.837.684
1.	Dividend Income from Participations	3.805.159	1.355.900
2.	Dividend Income from Affiliated Companies	1.764	-
3.	Interest and Other Dividend Income	4.283.302	5.366.560
4.	Other Operating Income and Gains	2.268.659	5.115.224
G.	Expenses and Losses from Other Operations (-)	-4.041.141	-1.518.145
H.	Financial Expenses (-)	-18.718.415	-27.557.247
1.	Short-term Borrowing Expenses (-)	-10.368.482	-12.262.402
2.	Long-term Borrowing Expenses (-)	-8.349.933	-15.294.845
	Opearting Profit	18.663.640	-11.505.367
I.	Extraordinary Income and Gains	100.660	137.512
1.	Reserves No Longer Repuired	1.630	-
2.	Prior Period Income and Gains	2.104	74
3.	Other Extraordinary Income and Gains	96.926	137.438
J.	Extraordinary Expenses and Losses (-)	-1.585.037	-174.127
1.	Idle Time Capacity Expenses and Losses (-)	-774.338	-20.336
2.	Prior Period Expenses and Losses(-)	-4.538	-9.961
3.	Other Extraordinary Expenses and Losses (-)	-806.161	-143.830
	Income/(Loss) for the Period	17.179.263	-11.541.982
K.	Taxes and Other Legal Obligations to be Paid (-)	-1.359.578	-
	Net Income/(Loss) for the Period	15.819.685	-11.541.982

The accompanying notes are an integral part of these income statements.

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

(ESKİ ÜNVANI - ERCİYAS BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ)

NOTES TO THE BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999

(Currency – Millions of Turkish Lira, unless otherwise indicated)

(1) COMPANY'S ACTIVITIES :

The activities of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (Formerly: Erciyas Biracılık ve Malt Sanayii Anonim Şirketi) (The Company) consist of production and selling of malt, beer and plastic materials. The Company produces beer in İstanbul, Lüleburgaz, İzmir, Ankara and Adana plants and produces malt in Konya and Afyon plants. The Company has rented an office in Tuzla Deri Free Trade Zone. The administrative activities are carried in the official center in İstanbul. Efes Pazarlama Dağıtım ve Ticaret A.Ş. (Efes Pazarlama) is engaged in the local selling and marketing activities of the Company. The Company owns 85% of share capital of Efes Pazarlama.

The Company maintains its books of account and prepares its statutory financial statements in accordance with the general communiqué on accounting system applications issued by the Ministry of Finance, Turkish commercial practice and tax legislation and the principles and rules set forth in the communiques and the related explanations of the CMB (from hereon to be referred to as generally accepted accounting principles issued by CMB).

The Company merged legally with Ege Biracılık ve Malt Sanayi A.Ş.(Ege Biracılık), Güney Biracılık ve Malt Sanayi A.Ş. (Güney Biracılık) ve Anadolu Biracılık Malt ve Gıda Sanayi A.Ş. (Anadolu Biracılık) which have the status of "publicly traded on Istanbul Stock Exchange", in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law and its title is changed to "Anadolu Efes Biracılık ve Malt Sanayi A.Ş.". The merger and the change of the title are registered on June 20, 2000 and announced in Turkish Trade Registry Gazette on June 26, 2000.

(2) SHAREHOLDERS WITH SHARHOLDINGS EQUAL OR HIGHER THAN 10%:

As of December 31, 2000 and 1999, paid-in share capital consists of 12 billion and 25,083,737,393 shares with a par value of 1,000 TL each. Shareholders, whose shareholdings are equal or higher than 10% are as follows:

	December 31			
	2000		1999	
Shareholders	Amount	%	Amount	%
Yazıcılar Otomotiv ve Gıda Yatırım ve Pazarlama Sanayi ve Ticaret A.Ş. (Yazıcılar Otomotiv)	7,321,866	29.19	1,431,373	11.93
Ege Biracılık	-	-	3,196,800	26.64
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding)	2,180,463	8.69	2,462,723	20.52
Özilhan A.Ş.	4,272,463	17.03	990,355	8.25
Halka Açık	11,308,945	45.09	3,766,902	31.39
Güney Biracılık	-	-	151,847	1.27
	25,083,737	100.00	12,000,000	100.00

(3) PRIVILEGE GIVEN TO THE SHARES THAT REPRESENT SHARE CAPITAL:

Until July 2, 1999, shareholders holding B-group shares had the privilege to receive all income corresponding to their share as dividend and to be represented in the Board of Directors by one person. This privilege was cancelled with the Extraordinary General meeting decision made on July 2, 1999 which is announced on July 12, 1999 in the Turkish Trade Registry Gazette with number 3831. Hence, as of July 12, 1999, all shares are treated as ordinary stock.

As of December 31, 2000 there are no privileges of share certificates representing the share capital.

(4) REGISTERED SHARE CAPİTAL CEILING:

As of December 31, 2000 and 1999 the upper limit of the registered share capital is TL15,000,000. The increased share capital is TL25,083,737. Capital Market Board (CMB) has the official ruling with the number OFD/1886 and dated as17.05.2000 about the possibility of the case in which the increased share capital is higher than the upper limit of the registered share capital. According to this ruling; as the registered share capital upper limit is increased due to the merger, it is decided to inform the Company that the upper limit increase should be made in the first General Assembly Meeting in accordance with the principles, which are published in the weekly bulletin and number 1996/50 and the one dated as 15.05.1997 with the number 15-695.

The Company, based on the decision taken by the Board of Directors on October 30, 2000, increased the registered share capital ceiling to TL200,000,000 according to the CMB decision with the number 111/1756 dated as 6.12.2000.

(5) SHARE CAPITAL INCREASES AND THE SOURCES DURING THE PERIOD:

As of December 31, 2000 the Company increased its share capital from TL12,000,000 to TL25,083,737. The formal registration of the increase was realized at June 20, 2000 and declared in Turkish Trade Registry Gazette. The increase of TL13,083,737 arises from the share capitals of the companies taken over.

There is no share capital increase for the period ended December 31, 1999.

(6) MARKETABLE SECURITIES OTHER THAN SHARE CERTIFICATES ISSUED IN THE CURRENT PERIOD :

None.

(7) MARKETABLE SECURITIES (BORROWING) REDEEMED IN THE CURRENT PERIOD :

None.

(8) MOVEMENT OF TANGIBLE FIXED ASSETS DURING THE CURRENT PERIOD:

Movement of fixed assets for the periods ending December 31, 2000 and 1999 is as follows:

	December 31 2000 (*)	December 31 1999
a) Cost of the purchased, produced and constructed fixed assets (excluding construction-in-progress and advances given):	13,036,077	3,001,128
b) Cost of fixed assets sold: (**)	4,345,362	3,382,806
c) Revaluation increase in the current period		
i-Fixed assets cost	28,041,605	8,255,047
ii-Accumulated Depreciation (-)	(10,453,566)	(3,321,143)

(*) These amounts include the fixed asset movements of the companies taken over between January 1-June 20, 2000.

(**) The Company began to use SAP-ERP program for recording the accounting transactions and the Company removed all fully depreciated fixed assets amounting to TL3,222,177 and the related accumulated depreciation accounts amounting to TL3,222,946 from the assets and liabilities of the balance sheet in order to increase the performance as of 2000 and 1999. The cost of fixed assets sold as disclosed above include those amounts.

d) i) Details of the construction in progress as of December 31, 2000 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
İzmir plant					
Project study	19,347	25,039	20.01.1995	Indefinite	77
Waste water pool	105,063	711,746	01.05.2000	31.07.2001	15
Ankara plant					
Co-generation facility	17,264	1,726,403	31.10.2000	30.06.2002	1
Adana plant					
Boiler	12,800	22,000	10.11.2000	30.04.2001	58
	154,474	2,485,188			

ii) Details of the construction in progress as of Dcember 31, 1999 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
Water purification facility	34,721	340,000	26.02.1999	31.05.2000	10
Fermantation and boiling tank	11,178	19,000	04.06.1999	31.05.2000	59
	45,899	359,000			

(9) INVESTMENT ALLOWANCES THAT ARE USED IN CURRENT PERIOD AND CARRIED FORWARD TO NEXT YEARS :

As of December 31, 2000 the investment allowance that is carried forward to the next year is TL3,144,794 which includes TL1,581,578 carried from the year 1999. The investment allowance in the amount of TL4,191,775 is being used with the prior allowance exception in current year tax calculation.

(10) ACCOUNT BALANCES OF THE COMPANY WITH ITS SHAREHOLDERS PARTICIPATIONS, SUBSIDIARIES AND OTHER RELATED PARTIES:

Balances with the related parties as of December 31, 2000 and 1999 are as follows:

	December 31, 2000				
	Receivables			Payables	
	Trade	Non-Trade		Trade	Non-Trade
Shareholders	154,090	16,756,048	(*)	14,346	26,734
Participations	43,105	-		-	-
Subsidiaries	15,010,812	5,634,266	(**)	896,634	-
Other Group Companies	893,747	-		2,485,651	-
	16,101,754	22,390,314		3,396,631	26,734

	December 31, 1999				
	Receivables			Payables	
	Trade	Non-Trade		Trade	Non-Trade
Shareholders	683,506	6,789,284		4,728	213
Participations	5,787,403	5,830,945	(**)	48,071	2,506,554
	6,470,909	12,620,229		52,799	2,506,767

(*) As of December 31, 2000, TL16,756,048 given to Anadolu Endüstri Holding represents the loan with interest rate determined by the daily repo interest rates.

(**) The Company has taken a loan on 18.10.1998 from JP Morgan Securities Inc. and transferred USD3,000,000 and USD10,000,000 with the same conditions from this loan to its shareholders Güney Biracılık and its participation Efes Pazarlama, respectively, in the first half of 1998. The interest rate of this loan is 9.35% applicable to Güney Biracılık and Efes Pazarlama. As of December 31, 1999 the receivable in the amount of USD3,000,000 from Güney Biracılık is not included in the accompanying balances sheet as of December 31, 2000 due to the merger.

As of December 31, 2000, USD2,000,000 of the loan transferred to Efes Pazarlama is paid;USD4,000,000 of the unpaid portion is included in short term; USD4,000,000 is included in long term loan in the accompanying financial statements.

(11) EVALUATION, COMPILATION AND DEPRECIATION POLICIES FOR INVENTORIES AND OTHER BALANCE SHEET ITEMS; CHANGES IN THESE AND OTHER ACCOUNTING POLICIES AND THEIR MONETARY EFFECTS; DEVELOPMENTS THAT MAY AFFECT GOING CONCERN AND PERIODICITY ASSUMPTIONS AND THE REASONS FOR THESE DEVELOPMENTS :

a) Discounts of Receivables and Payables:

According to the generally accepted accounting principles announced by the CMB, trade receivables, notes payables, post dated cheques and trade receivables and payables with due dates exceeding three months, if any, are subject to discounting.

b) Deferred VAT:

As of December 31, 2000 the value added tax payable, arising from export sales amounting to TL4,773,453 is included in assets as long term trade receivables and in liabilities as other long term payables; the value added tax receivable arising from export purchases amounting to TL1,963,634 is included in assets as other non-current assets and in liabilities as long term trade payables in the accompanying financial statements.

c) Inventory:

The physical stock counts are made at year ends. The inventories are carried at the lower acquisition cost and net realizable value. The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items.

d) Financial Non- Current Assets:

Financial non-current assets are stated at acquisition cost and nominal values of bonus shares obtained through internally funded capital increases of related parties.The share capital increase of the participation from revaluation fund and the nominal value of the shares that are internally funded are included in the revaluation surplus from participations line under revaluation surplus in shareholders's equity.

e) Tangible Fixed Assets:

The acquisition costs and the accumulated depreciation of the tangible fixed assets subject to depreciation are revalued according to the article number 298 of Tax Legislation.

As of December 31, 2000 the revaluation percentage applied is 56% (December 31, 1999 – 52%).

Foreign exchange gains and losses related to loans used for purchase of machinery and equipment and construction of tangible fixed assets, and those accumulated until these fixed assets are capitalized, should be capitalized as a part of such assets.

Tangible fixed assets, excluding the buildings, which are depreciated at the revaluation cost, are depreciated using the straight-line method. Economic useful life of fixed assets are as follows:

Building	25-50 years
Land improvements	20-25 years
Machinery and Equipment	5 years
Motor Vehicles	5 years
Furniture and Fixture	5 years
Leasehold Improvements	5 years

f) Marketable Securities:

As of December 31, 2000 the A type investment fund included in other marketable securities in the accompanying financial statements is valued with the purchase price declared on December 31, 2000.

g) Reserve for Employee Termination Benefit:

In accordance with existing social legislation, the Company is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. As of June 30, 2000 such payments are limited to a maximum of TL587.7 (December 31, 1999 – TL345.2) per year of employment. As of December 31, 2000 and 1999 the retirement pay liability is TL5,755,566 and TL1,180,883, respectively.

h) Other Deductions Related with Sales:

Taxes and funds paid over sales such as posture fund, civil defense fund, education tax and surcharge tax are included in the other sales deductions line in the income statement.

i) Foreign Currency Transactions:

Transactions in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. The Company uses the foreign currency buying rates of Central Bank of Turkey prevailing at the date of the financial statements in valuing its foreign currency denominated assets, the effective buying rates of Central Bank of Turkey in valuing foreign currency in banks and effectives in cash and the foreign currency selling rates of Central Bank of Turkey in valuing its foreign currency denominated liabilities. The exchange gains and losses resulting from transactions in foreign currencies and conversion of balance sheet items into Turkish lira are included in the income statements.

j) Other Balance Sheet Items:

Other balance sheet items are principally reflected at their recorded values.

(12) SUBSEQUENT EVENTS AS OF THE BALANCE SHEET DATE THAT HAS TO BE DISCLOSED DUE TO THE 1st ATTACHMENT OF THE COMMUNIQUE :

a) The retirement pay ceiling has been increased to TL646.6 effective January 1, 2001.

b) Based on the decision of the BOD dated 13.11.2000 , the Company decided to participate in Turkecom Teknoloji Hizmetleri A.Ş. in the amount of USD500,000 (equivalent of TL340,515) (at the rate of 8.46%).

Furthermore, based on the decision of BOD dated 09.02.2001, the Company decided to purchase share certificates in the amount of TL423.1 from the initial shareholder of Turcecom Teknoloji Hizmetleri A.Ş. and decided to give authorization to the management of the Company to sign the documents related to the transfer of shares.

c) During the Extraordinary General assembly Meeting of the company subsidiary Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) on February 27, 2001 regarding the capital increase operation, a decision was passed concerning the purchase of the shares corresponding to the portion of the amount by which the company capital will be increased subsequent to the exercise of the pre-emptive rights and the public offering, which has not been subscribed in full and in cash, within 3 work days subsequent to the period that was determined for public offering by the Capital Market Board; the purchase of the A Group Preferred Shares, at a purchase price not less than 75% of the transaction price realized at the Stock Exchange Wholesale Market, the purchase of the stocks representing B Group Shareholdings within 3 trading days subsequent to the end of the public offering period, at a purchase pirce to be not less than 75% of the arithmetic average of the daily weighted price that has occurred at the Primary Market at Stock Exchange, at a specific percentage to be determined by Efes Sınai and to be approved by the CMB, and the authorization of the company board of directors in the signature of the letter of commitment regulating this subject matter.

d) Following a political crisis on February 19, 2001, significant volatility occurred in Turkish financial and capital markets, resulting in sharp decrease in stock price indexes in Istanbul Stock Exchange and increase in interest rates. Furthermore banking system has encountered liquidity shortages. Upon such developments effective February 22, 2001, the government announced adoption of a free floating exchange rate system instead of the controlled exchange rate system, which has been followed under the stabilization program. As of March 2, 2001 Turkish Central Bank US dollar foreign currency buying and selling rates are announced as TL915,708 (December 31, 2000 - TL671,765) and TL920,125 (December 31, 2000 - TL675,004)'dir. As of December 31, 2000, the Company's total foreign currency assets and liabilities comprises of USD14,292,244 and USD100,112,859, respectively.

Due to the continuing uncertainty and volatility in the financial markets, company management is not able to determine the actual effects of the matters explained above to the financial situation of the non-tangible non-current assets, cash flow and to the future activities of the Company.

(13) LITIGATION CLAIMS AND OTHER CONTINGENT LOSSES AND GAINS THAT HAS TO TO BE DISCLOSED DUE TO THE 2nd ATTACHMENT OF THE COMMUNIQUE :

The Company has investment encouragement certificates taken from Undersecretary of Treasury and related to these certificates the Company, among others, has the following rights:

December 31, 2000

	Beginning / Ending	Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved amount of Investment Expenditure	Actual amount of Investment Expenditure
a)	09.01.1996 31.12.2000	45104/A	100	100	1,410,002	1,410,002
b)	12.04.2000 31.12.2001	62518	100	100	3,243,835	1,662,961
c)	31.10.2000 30.06.2002	65177	100	100	1,726,403	17,264
d)	08.07.2000 05.07.2002	63800	100	-	154,380	164,879
e)	19.06.2000 19.06.2001	63696	100	-	77,000	85,333
f)	10.11.2000 10.11.2002	64981	100	100	285,640	-
h)	31.05.1994 30.06.2000	36527	100	100	10,778,000	10,374,333
g)	15.12.1997 15.12.2001	53801	100	100	1,599,000	126,327

An export commitment certificate is obtained from Foreign Trade Ministry. With the certificate number 811 dated 25.03.1999, the Company has an export commitment amounting to USD27,686,500. As of December 31, 2000 USD21,995,001 of the total commitment is realized. The certificate is extended until December 31, 2000.

As of December 31, 1999 the investment encouragement certificates are as follows:

December 31, 1999

	Beginning / Ending	Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved amount of Investment Expenditure	Actual amount of Investment Expenditure
a)	09.01.1996 31.12.2000	45104/A	100	100	1,390,326	922,511
b)	24.06.1996 30.06.2000	36527	100	100	10,778,000	1,009,053

The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirements are fullfilled.

Furthermore, the Company has export commitments in return for the four export loans in the amount of USD9,000,000 and EURO6,650,000 in 2000.

Due Date		Foreign Currency	Foreign Exchange Rate	TL Equivalent
2002	USD	3,000,000	675,004	2,025,012
	EURO	2,350,000	621,544	1,460,628
				3,485,640
2001	USD	6,000,000	675,004	4,050,024
	EURO	4,300,000	621,544	2,672,639
				6,722,663
				10,208,303

As of December 31, 2000 the Company has utilized USD4,119,766 of the export commitment.

(14) CHANGES IN ACCOUNTING ESTIMATES THAT HAVE A MATERIAL EFFECT ON GROSS PROFIT PERCENTAGES AND THEIR MONETARY EFFECTS :

None.

(15) MORTGAGES AND GUARANTEES ON ASSETS :

As of December 31, 1999 the pledge on the shares of the Coca Cola group companies,Maksan Manisa Meşrubat Kutulama Sanayii A.Ş. (Maksan), Ansan Ankara Gıda, Meşrubat ve Meyve Suları Sanayii Ticaret A.Ş. (Ansan) and Meda Meşrubat Dağıtım ve Ticaret A.Ş. (Meda) and Mepa Meşrubat Pazarlama, Dağıtım ve Ticaret A.Ş. (Mepa), due to the purchase of share certificates with maturity in 1996 from Refreshment Product Services, Inc. and Atlantic Industries, is removed since the related borrowing is paid in the year 2000.

As of December 31, 2000 there are no mortgages or guarantees.

(16) INSURANCE COVERAGE ON ASSETS:

Insurance coverage for inventories and tangible fixed assets included in the assets as of December 31, 2000 TL188,206,033 (December 31,1999 - TL49,954,292).

(17) MORTGAGES AND OTHER COLLATERALS OBTAINED FOR RECEIVABLES:

As of December 31, 2000 the total amount of mortgages and other guarantees obtained for receivables is TL4,801,578 (December 31, 1999 - TL532,622).

(18) OFF-BALANCE SHEET COMMITMENTS :

As of December 31, 2000, the commitments that are not included in the liabilities, consists of letter of guarantees given to banks, suppliers and customs offices amounting to TL26,716,235 (December 31, 1999 – TL9,621,615) and the shares given as collateral. TL870,000 of this amount is the shares of Efes Sınai Yatırım Holding A.Ş. given as collateral for the investment loan taken by the indirect participation of the Company, Knyaz Rurik Efes Brewery ZAO (Knyaz Rurik ZAO).

(19) BLOCKED DEPOSITS IN BANKS:

As of December 31, 2000, the amount of blocked deposits is TL27 (December 31, 1999 – TL27).

(20) MARKET VALUE OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT COST IN BALANCE SHEET AND COST OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT MARKET VALUE IN BALANCE SHEET :

As of December 31, 2000 and 1999 with respect to the participations included in the long-term financial assets in the accompanying balance sheets and also publicly traded on the Istanbul Stock Exchange (ISE), the carrying book value of such participations as reflected in the accompanying balance sheets as of December 31, 2000 and 1999 and their market values which have been determined according to the average of the weighted average prices in the last five working days prior to the balance sheets date are as follows:

December 31, 2000

Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank A.Ş. (Alternatifbank)	11,452,260	10,281,000,000	773	7,947,213
Efes Sınai	10,286,260	8,496,780,802	3,605	30,630,895
Total	21,738,520			38,578,108

	December 31, 1999			
Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Anadolu Biracılık ve Malt Sanayii A.Ş.	991,266	958,266,351	11,375	10,900,280
Alternatifbank	1,499,433	1,117,500,000	4,720	5,274,600
Efes Sınai	1,960,202	1,474,201,629	8,335	12,287,471
Total	4,450,901			28,462,351

(21) DESCRIPTION AND AMOUNT OF MARKETABLE SECURITIES, ISSUED BY THE SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES OF THE COMPANY THAT ARE INCLUDED IN THE MARKETABLE SECURITIES AND NON-CURRENT MARKETABLE SECURITIES ACCOUNTS :

Marketable securities include of Anadolu Group A type Investment Fund Certificates issued by the Company's participation Alternatifbank amounting to TL160,790 with the nominal value of TL100,000.

(22) DESCRIPTION AND AMOUNT OF BALANCE SHEET ITEMS STATED AS "OTHERS" THAT EXCEED 20% OF THE GROUP TOTAL OF ITS INCLUDED OR 5% OF TOTAL ASSETS IN THE FINANCIAL STATEMENTS :

a) Reserve For Other Liabilities and Expenses:

	December 31	
	2000	1999
Accrued Interest and Interest Commision Liability	1,260,642	1,324,510
Accrued Water and Electricity Expense	128,391	63,845
Other	39,774	8,254
	1,428,807	1,396,609

	December 31	
	2000	1999
b) Other Long-term Liabilities:		
Deferred VAT	4,773,453	4,329,269
Other	7,232	-
	4,780,685	4,329,269

(23) RECEIVABLES FROM AND PAYABLES TO PERSONNEL THAT EXCEED 1% OF THE TOTAL ASSETS IN BALANCE SHEET AND INCLUDED IN "OTHER RECEIVABLES" AND "OTHER SHORT-TERM OR LONG-TERM LIABILITIES" CAPTIONS :

None.

(24) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE PROVIDED FOR RECEIVABLES FROM SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES :

None.

(25) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE DUE OR NOT YET DUE (THESE AMOUNTS ARE SHOWED AS SEPARATE TOTALS) :

As of December 31, 2000 and 1999 the amount of the allowances for the doubtful receivables that are due are TL339,720 and TL267,132, respectively. TL181,931 and TL146,978 of this allowance consists of 2000 and 1999 valuation of the doubtful receivable carried forward from the prior years, amounting to USD270,825. The remaining TL157,789 and TL120,154 are comprised of the allowance for the receivables due to export sales in prior years.

There is no allowance for doubtful receivables that is not yet due.

(26) BREAKDOWN OF THE SUBSIDIARIES AND PARTICIPATIONS WITH AN INDIRECT CAPITAL AND MANAGEMENT RELATIONSHIP WITH THE COMPANY; NAMES AND SHAREHOLDING PERCENTAGES AND CARRYING AMOUNTS OF THESE COMPANIES INCLUDED IN LONG-TERM FINANCIAL ASSETS ACCOUNT, THEIR NET INCOME AND LOSS IN THE RECENT FINANCIAL STATEMENTS, PERIOD OF THE FINANCIAL STATEMENTS, WHETHER FINANCIAL STATEMENTS ARE PREPARED/NOT-PREPARED UNDER CMB STANDARTS, AUDIT STATUS OF FINANCIAL STATEMENTS, RESULT OF AUDIT REPORT :

a) Indirect Participations:

Breakdown of the indirect participations as of the Company as of December 31, 2000 is as follows:

Alternatif Finansal Kiralama A.Ş.
Alternatif Menkul Kıymetler A.Ş.
Alternatif Yatırım Ortaklığı
Anadolu Efes Technical Management Consultancy N.V.
Anadolu Cetelem Tüketici Finansman A.Ş.
Coca-Cola Almaty Bottlers J.S.C.
Coca-Cola Baku Bottlers J.S.C.
Coca-Cola Bishkek Bottlers J.S.C.
Coca-Cola Kuban Bottlers
Coca-Cola Rostov Bottlers J.S.C.
Coca-Cola Symkent Distribution C.J.S.C.
Turkmenistan Coca Cola Bottlers Limited
Efes Holland Technical Management Consultancy B.V.
Efes Karaganda Brewery J.S.C.
Efes Kyrghyz Distribution Company
Efes Pivo Bulgaria
Efes Productie S.R.L.
Efes Romania Industrie S.A.
Knyaz Rurik Efes Brewery ZAO
Knyaz Rurik OAO
Tonus Kazakistan

b) Direct Participations and Other Non-Current Financial Assets:

As of December 31, 2000 and 1999 the breakdown of direct participations; shareholding percentage, carrying amount and summary of financial statement data related to other non-current financial assets is as follows:

	December 31, 2000							
			Financial Statement Data					
	Carrying Amount	Shareholding Percentage (%)	Income/(Loss) Before Taxation	Net Income/(Loss)	Date of Financial Statements	Financial Statements Prepared/not prepared under CMB standards	Audit Status Of Financial Statements	Result of Independent Audit Report
1. Subsidiaries:								
Efes Sınai	10,286,260	51.87	2,007,134	1,617,212	30.09.2000	Prepared	Not Audited	-
Efes Pazarlama	7,294,801	85.00	840,483	444,267	31.12.2000	Not Prepared	Not Audited	-
Tarbes Tarım Ürünleri ve Besicilik San. Tic. A.Ş. (Tarbes)	1,140,965	99.75	107,212	54,284	31.12.2000	Not Prepared	Not Audited	-
Efes Breweries International B.V. (Efes International)	26,216,136	99.83	2,513,605 USD	2,513,605 USD	30.06.2000	Not Prepared	Not Audited	-
Efes Technic Consultancy	5,571	90.49	(*)	(*)	(*)	(*)	(*)	-
Cypex Co.Ltd. (Cypex)	91,350	90.00	47,928	31,427	31.12.1999	Not Prepared	Not Audited	-
	45,035,083							-
2. Participations:								
Coca Cola İçecek Üretim A.Ş.(**)	21,752,763	33.33	2,426,840	1,932,296	31.12.2000	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.(**)	4,402,453	33.31	2,209,282	1,418,688	31.12.2000	Not Prepared	Not Audited	-
Alternatifbank A.Ş.	11,452,260	23.00	15,382,000	11,184,000	31.12.2000	Prepared	Audited	Unqualified
Interbrew Efes Brewery SA (***)	1,147	15.05	ROL (315,114,400)	ROL (315,114,400)	31.12.1999	Not Prepared	Not Audited	-
	37,608,623							
3. Other Financial Assets								
Teknopark A.Ş.	5,250	6.00	(*)	(*)	(*)	(*)	(*)	-
	5,250							
Total	82,648,956							

(*) The financial statements of this company is not available.

(**) The Company is the shareholder of the companies that engage in the production and selling and marketing of Coca Cola in Turkey;
Maksan Manisa Meşrubat Kutulama Sanayi A.Ş. (Maksan A.Ş.),
Ansan Ankara Gıda Meşrubat ve Meyve Suları Sanayi ve Ticaret A.Ş. (Ansan A.Ş.),
İmbat Meşrubat Sanayi ve Ticaret A.Ş. (İmbat A.Ş.),
Mepa Meşrubat Pazarlama Dağıtım ve Ticaret A.Ş. (Mepa A.Ş.),
Meda Meşrubat Dağıtım ve Ticaret A.Ş. (Meda A.Ş.),
Öz-Dağ Dağıtım Pazarlama İthalat İhracat A.Ş. (Öz-Dağ A.Ş.),
Öz-Pa Pazarlama ve Ticaret Ltd. Şti. (Öz-Pa Ltd. Şti.)

Maksan A.Ş., Ansan A.Ş. and İmbat A.Ş., engaged in the production of Coca Cola merge in accordance with the article 451 of Turkish Trade Law and the articles 37-39 of Corporate Tax Law. The title is changed to Coca Cola İçecek Üretim A.Ş. .

Mepa A.Ş., Meda A.Ş., Öz-Dağ A.Ş. and Öz-Pa Ltd. Şti., engaged in the selling, distributing and marketing of the Coca Cola products, merge in accordance with the article 451 of Turkish Trade Law and the articles 37-39 of Corporate Tax Law. The title is changed to Coca Cola Satış ve Dağıtım A.Ş..

The mergers and the title changes stated above are registered on June 30, 2000 and announced in Turkish Trade Registry Gazette on July 7, 2000. The income statement amounts presented in the table above do not include the profits of the companies taken over until the date of merger.

(***) Romanian Efes Brewery SA (Romanian Efes) has amended its title to Interbrew Efes Brewery SA during the period.

	December 31, 1999							
			Financial Statement Data					
	Carrying Amount	Shareholding Percentage (%)	Income/(Loss) Before Taxation	Net Income/(Loss)	Date of Financial Statements	Financial Statements Prepared/not prepared under CMB standards	Audit Status Of Financial Statements	Result of Independent Audit Report
1. Participations:								
Anadolu Biracılık	991,266	31.58	2,325,624	1,503,740	9/30/1999	Not Prepared	Not Audited	-
Efes Pazarlama	2,340,901	37.50	868,300	123,042	12/31/1998	Not Prepared	Not Audited	-
Tarbes	409,063	34.75	111,270	75,289	12/31/1998	Not Prepared	Not Audited	-
Efes International	3,434,037	28.56	USD 1,670,434	USD 1,670,434	12/31/1998	Not Prepared	Not Audited	-
Özdağ Dağıtım Pazarlama İthalat İhracat A.Ş. (Özdağ)	2,453,612	21.30	614,371	334,044	12/31/1998	Not Prepared	Not Audited	-
İmbat Meşrubat Sanayi ve Ticaret A.Ş.(İmbat)	3,956,629	21.30	1,007,776	794,528	12/31/1998	Not Prepared	Not Audited	-
Öz-Pa Pazarlama ve Ticaret A.Ş. (Öz-Pa)	104,640	21.30	630,105	351,829	12/31/1998	Not Prepared	Not Audited	-
Efes Technic Consultancy	1,849	30.04	(*)	(*)	(*)	(*)	(*)	(*)
Maksan (**)	8,946,046	28.33	771,703	725,510	12/31/1998	Not Prepared	Not Audited	-
Ansan (**)	4,285,880	28.33	654,418	545,143	12/31/1998	Not Prepared	Not Audited	-
Mepa (**)	276,709	28.33	807,366	439,682	12/31/1998	Not Prepared	Not Audited	-
Meda (**)	65,784	28.33	216,256	118,011	12/31/1998	Not Prepared	Not Audited	-
	27,266,416							
2. Other Financial Non-current Assets:								
Efes Sinai	1,960,202	9.00	1,186,937	1,045,190	9/30/1999	Prepared	Not Audited	-
Alternatifbank	1,499,433	7.50	52,202,031	33,902,031	12/31/1999	Prepared	Audited	-
Cypex Co. Ltd.(Cypex)	1,626	5.42	39,606	25,702	12/31/1998	Not Prepared	Not Audited	-
Romanian Efes	381	5.00	USD (4,337,575)	USD (4,337,575)	12/31/1998	Not Prepared	Not Audited	-
	3,461,642							

(*) The financial statements of this company is not available.

(**) As of December 31, 1999 the shares representing the rights of the participation are pledged in favour of Coca Cola Group Companies and this pledge is abondened due to the payment of share certificates in the year 2000.

(27) BONUS SHARES OBTAINED FROM THE PARTICIPATIONS AND SUBSIDIARIES DUE TO CAPITAL INCREASES BY INTERNAL SOURCES :

The summary of the free shares obtained from the capital increases rendered from internal sources of participations and subsidiaries in the period January 1 - December 31, 2000 is as follows:

Free shares obtained from Alternatifbank	590,410
Free shares obtained from Cypex	46,053
	636,463

Amount of free shares of TL400,636, obtained from the capital increases rendered from internal sources of participations and subsidiaries for January 1 - December 31, 2000 period, comes from Ege Biracılık, Güney Biracılık and Anadolu Biracılık taken over.

(28) REAL RIGHTS ON THE TANGIBLE ASSETS AND THEIR AMOUNTS:

None.

(29) REVALUATION AMOUNTS ON TANGIBLE FIXED ASSETS MADE IN THE LAST THREE YEARS :

As of December 31, 2000 and 1999, revaluation increases in the cost and accumulated depreciation of tangible non-current assets are as follows:

	December 31, 1998 (%77.8)	December 31, 1999 (%52.1)	December 31, 2000 (%56)
Increase in carrying amount	2,130,681	8,255,047	28,041,605
Increase in accumulated depreciation	(1,016,812)	(3,321,144)	(10,453,566)
Revaluation Fund	1,113,869	4,933,903	17,588,039

(30) THE FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES WITH EXCHANGE RATE EXPOSURE AND THEIR TRANSLATION RATES:

As of December 31, 2000 and 1999 foreign currency denominated assets and liabilities are as follows:

		December 31, 2000			December 31, 1999	
Assets:		Foreign Currency	TL Equivalent		Foreign Currency	TL Equivalent
a) Banks	USD	129,388	86,858	USD	484,225	261,346
	DEM	21,096	6,667	DEM	211,554	58,595
	GBP	5,703	5,664	GBP	6,133	5,347
	EUR	17,924	11,087	EUR	13,322	7,222
	CHF	5	2		-	-
			110,278			332,510
b) Customers	USD	4,732,640	3,179,222	USD	2,888,053	1,559,831
	DEM	1,311,734	414,856	USD (*)	13,000,000	7,055,139
	FRF	13,800	1,301	DEM	711,893	197,315
	GBP	212,303	211,003	FRF	892,492	73,757
	EUR	501,442	310,172	GBP	229,594	200,321
				NLG	43,254	10,640
			4,116,554			9,097,003
c) Advances for Fixed Assets	USD	285,000	191,453		-	-
d) Receivable from Subsidiaries (short and long term)	USD(*)	8,000,000	5,400,032		-	-
Liabilities:						
a) Short Term Bank Borrowings	USD	6,000,000	4,050,024	USD	10,000,000	5,427,030
	EUR	4,300,000	2,672,639		-	-
			6,722,663			5,427,030
b) Current Portion and Interest of Long Term Bank Borrowings	USD	42,500,000	28,687,670	USD	10,000,000	5,427,030
c) Suppliers	USD	22,194	14,981	USD	12,427	6,744
	DEM	1,298,352	412,603	DEM	9,466,075	2,636,359
	EUR	483,084	300,258	DKK	39,350	2,882
	CHF	820	337	EUR	503	274
	DKK	83,120	6,959		-	-
	ESP	147,791	552		-	-
			735,690			2,646,259
d) Long Term Bank Borrowings	USD	34,270,825	23,132,944	USD	62,770,825	34,065,915
	EUR	13,350,000	8,297,612		-	-
			31,430,556			34,065,915
e) Payables from participation purchases		-	-	USD	12,816,993	6,955,820

(*) *As of December 31, 1999 the Company had transferred USD10,000,000 to Efes Pazarlama, a participation and USD3,000,000 to Güney Biracılık, out of a USD50,000,000 loan obtained from JP Morgan. As of December 31, 2000 USD8,000,000 is due from Ef-Pa out of the portion transferred to this company. The Company valued this receivable using the Central Bank selling exchange rate, since this receivable is matched with the original loan, which is valued using the selling exchange rate.*

(31) AMOUNTS OF THE GUARANTEES, COMMITMENTS, COLLATERALS, ADVANCES AND TYPES OF SECURITIES GIVEN ON BEHALF OF THE SHAREHOLDERS AND RELATED PARTIES :

As of December 31, 2000 the amount of guarantees, commitments, collaterals and advances given on behalf of the shareholders, participations and subsidiaries is TL24,975,148 (December 31, 1999- TL9,533,387). Furthermore, the Company has 870 million share certificates belonging to Efes sınai Yatırım Holding A.Ş. given as collateral for the investment loan from the indirect participation, Knyaz Rurik ZAO.

(32) AVERAGE NUMBER OF PERSONNEL BY CATEGORIES DURING THE PERIOD :

The average number of personnel worked during the periods ended December 31, 2000 and 1999 were as follows:

	December 31,	
	2000	1999
Salaried	395	178
Waged	823	328
	1,218	506

(33) OTHER ISSUES THAT HAVE A SIGNIFICANT EFFECT ON THE FINANCIAL STATEMENTS OR ARE REQUIRED FOR CLARITY, INTERPRETATION AND UNDERSTANDING OF THE FINANCIAL STATEMENTS :

(a) The assets and liabilities of the companies that merge legally are transferred to the balance sheet of the Company and the net income of these companies for the period ended as of June 20, 2000 amounting to TL9,375,215 million(as referred to Note 17 to statements of income) is included in the "retained earnings" caption in the accompanying balance sheet. The breakdown of the net income is as follows:

Ege Biracılık	5,821,969
Güney Biracılık	1,829,622
Anadolu Biracılık	1,723,624

The tax accrual, amounting to TL2,679,333 included in reserves for liabilities and expenses in the balance sheet, is the tax accrual related to the income of Ege Biracılık, Güney Biracılık ve Anadolu Biracılık for the period January 1 – June 20, 2000. This liability will be paid in three equal installments (April 30, 2001, July 31, 2001 and October 31, 2001).

(b) As of December 31, 2000, "Revaluation Surplus from Tangible Assets" and "Revaluation Surplus from Participations" accounts under Shareholders' Equity include TL23,446,994 and TL7,184,180 respectively, that are barred to be added to share capital according to tax legislation.

(c) "Intermediary export "revenue amounting to TL2,505,733 is included in net sales of the income statement for the year 2000. TL2,435,448, related with these exports, is included in the cost of sales. Furthermore, expenses amounting to TL70,285 , related with these exports, is included in the selling and distributing expenses.

(34) ADDITIONAL NOTE FOR CONVENIENCE TRANSLATION TO ENGLISH:

The accounting and reporting principles referred to in Note 11, differ from the accounting principles generally accepted in the countries in which the accompanying financial statements are to be distributed and from International Accounting Standards (IAS) issued by the International Accounting Standards Committee. These differences principally relate to the presentation of financial statements, accounting for subsidiaries and associates, accounting for the effects of hyperinflation, capitalization of financial expenses, investment grants, depreciation, deferred taxation and certain accruals. The effects of such differences are not quantified herein. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in such countries and IAS. Had IAS or accounting principles generally accepted in the countries in which the accompanying financial statements are to be distributed been applied, components of net income, financial position and cash flows could be materially different than those reflected in the accompanying financial statements. Further, the accompanying financial statements may not provide a suitable basis on which to make comparisons between years.

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

(FORMERLY - ERCİYAS BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ)

NOTES TO THE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(1) ALL DEPRECIATION AND AMORTIZATION EXPENSES FOR THE CURRENT PERIOD :

The details of depreciation and amortization charges which are recorded in cost of production, operating expenses and idle plant for the years ended December 31, 2000 and 1999 are as follows:

	2000		1999	
a) Depreciation charges		10,487,310		4,121,520
i) Normal depreciation, amortization and depletion charges	7,713,229		3,148,254	
ii) Depreciation charge resulting from revaluation	2,774,081		973,266	
b) Amortization charges		8,982		7,575
		10,496,292		4,129,095

(2) DISCOUNT AND PROVISION EXPENSES FOR THE CURRENT PERIOD:

The details of provisions and discount expenses which are included in operating expenses, income and profit from other operations, expenses and losses from other operations and financial expenses for the years ended December 31, 2000 and 1999 are as follows:

	2000	1999
Provision for retirement pay	1,465,959	420,281
Current period discount expenses	159,657	12,728
Interest Expense Accruals	1,260,642	727,824
Expense Accruals	161,338	63,845
Provision for foreign currency denominated payables	-	596,676
Provision for doubtful receivables	10,735	70,365
Other	6,827	8,254
	3,065,158	1,899,973

(3) FINANCIAL EXPENSES FOR THE CURRENT PERIOD:

The details of the financial expenses are as follows:

	2000	1999
Included in the carrying value of tangible non-current assets	-	-
Directly expensed	18,718,415	27,557,247
	18,718,415	27,557,247

(4) FINANCIAL EXPENSES CHARGED BY SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

	2000	1999
Anadolu Endüstri Holding	-	25,149

(5) SALES / PURCHASES MADE TO/ FROM SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS(THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

a) Sales:	2000	1999
Shareholders		
Ege Biracılık (*)	379,021	797,031
Güney Biracılık (*)	194,880	136,782
	573,901	933,813
Subsidiaries		
Efes Pazarlama	150,399,799	51,050,885
Efes Sınai	-	205
Romanian Efes	-	411,540
Tarbes	-	208
Efes International Brewery	29,204	768,128
	150,429,003	52,230,966

b) Purchases of Raw Materials and Services (cost of production and operating expenses) :

	2000	1999
Shareholders		
Ege Biracılık (*)	959,830	163,387
Güney Biracılık (*)	44,479	22,218
Anadolu Endüstri Holding	2,042,369	-
	3,046,678	185,605
Participations		
Anadolu Biracılık (*)	2,249,675	4,896,194
	2,249,675	4,896,194

	2000	1999
Subsidiaries		
Tarbes	1,551,570	818,205
Efes Pazarlama	161,045	171,593
	1,712,615	989,798
Related parties		
Oyex	23,810	-
Efes Tur	276	-
Anadolu Pazarlama	2,275	-
Anadolu Honda	438	-
	26,799	-

(*) The transactions with Ege Biracılık, Güney Biracılık and Anadolu Biracılık are related to the period between January 1 – June 20, 2000.

(6) INTEREST, RENT AND OTHER RECEIVED FROM AND PAID TO AND RECEIVED FROM SHAREHOLDERS, SUBSIDIARIES ANS PARTICIPATIONS(THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

For the periods ended December 31, 2000 and 1999, interest and rents paid to and received from shareholders, subsidiaries and participations are as follows:

	2000	1999
a) Rent income (included in income and gain from other operations):		
Efes Sınai	600	-
Anadolu Endüstri Holding	4,447	-
Alternatifbank	15,680	-
Ege Biracılık (*)	347	-
Efes Pazarlama	167,267	17,546
Anadolu Biracılık (*)	1,594	2,460
	189,935	20,006
b) Foreign currency gains, interest and other income(included in income and gain from other operations):		
Anadolu Biracılık (*)	32,324	299,270
Ege Biracılık (*)	223,813	1,151,280
Güney Biracılık (*)	40,038	144,828
Anadolu Endüstri Holding	2,805,708	2,312,529
Alternatifbank	5,562	-
Tarbes	160,674	176,274
	3,268,119	4,084,181

c) Dividend income from participations:	2000	1999
Anadolu Biracılık (*) (***)	162,905	127,769
Tarbes	-	22,245
Cypex	-	1,510
Coca Cola İçecek Üretim A.Ş.	304,620	-
Coca Cola Satış Dağıtım A.Ş.	1,071,659	-
Alternatifbank	2,265,975	365,855
Efes Pazarlama	-	14,648
Maksan (**)	-	22,058
Ansan (**)	-	234,340
Meda (**)	-	226,787
Mepa (**)	-	63,468
İmbat (**)	-	145,878
Öz-dağ (**)	-	63,082
Öz-pa (**)	-	66,543
Dividends for Board of Directors	-	1,717
	3,805,159	1,355,900

d) Dividend income from subsidiaries		
Cypex	1,764	-

e) Rent expense		
Çelik Motor	-	69,509
EFPA	10,481	-
Güney Biracılık(*)	517	181
	10,998	69,690

(*) The transactions with Ege Biracılık, Güney Biracılık and Anadolu Biracılık are related to the period between January 1 – June 20, 2000.

(**) Please refer to balance sheet Note 26;part (b); (*) additional information.

(***) The dividend income amounting to TL162,905 is the amount of dividend Anadolu Biracılık has given to the Company before merge.

(7) SALARIES AND BENEFITS PROVIDED TO BOARD OF DIRECTORS, GENERAL MANAGER, DEPUTY GENERAL MANAGER AND OTHER MEMBERS OF TOP MANAGEMENT :

For the period ended December 31, 2000 and 1999 total salaries and benefits provided to members of the board of directors, the general manager and managers are TL837,108 and TL250,000, respectively.

(8) DEPRECIATION METHODS AND THE EFFECT OF CHANGES IN DEPRECIATION METHODS AS INCREASE (+) OR DECREASE (-) IN CURRENT YEAR DEPRECIATION EXPENSE :

Both straight-line and double declining methods are applied as the depreciation method. There is no change in the calculation of depreciation between these periods.

(9) INVENTORY COSTING SYSTEMS AND METHODS:

The costing is made using the process costing system, and the inventory costing method is weighted average for all inventory items (except advances). Advances given are carried at book value.

(10) REASONS FOR NOT PERFORMING FULL OR PARTIAL PHYSICAL INVENTORY COUNT, IF ANY :

As of December 31, 2000 and 1999, physical inventory count has been performed. Physical work-in-process inventory count has not been performed since the work-in-process beer would be damaged if the tanks were opened.

(11) SEPARATE TOTALS OF SALES OF SCRAP, BY PRODUCTS AND SERVICE SALES INCLUDED IN DOMESTIC AND EXPORT SALES THAT EXCEED 20% OF GROSS SALES :

As of December 31, 2000, TL156,996,173 of the gross sales comprises of sales of goods which constitutes 96% of gross sales.

(12) SALES INCENTIVES AND SUBVENTIONS OF THE COMPANY, IF ANY :

None.

(14) EXPLANATORY NOTE ABOUT PRIOR PERIOD GAINS / INCOME AND LOSSES/ EXPENSES :

As of December 31, 2000, the prior period gains/income and losses/expenses are TL2,104 (December 31, 1999 – TL74) and TL4,538 (December 31, 1999 – TL9,961), respectively.

(14) THE AMOUNTS AND PERCENTAGES OF NET INCOME PER SHARE AND DIVIDEND PER SHARE (IN FULL TL) :

The Company does not have any privileged share certificates. Earning per each share with nominal value of TL1.000 is TL630.67. (Dividends per share-63%)

Since the Company realized loss in the year 1999, the Company has no earning - dividend per share ratio.

(15) PRODUCTION QUANTITIES:

The quantities of production that the Company performs for the years ended December 31, 2000 and 1999 are as follows:

		2000	1999	Change (%)
Beer	(Liter)	432,523,399	225,958,100	%91
Malt	(Tons)	38,579	-	-
Plastic Materials	(Tons)	1,866	1,272	%47

(16) SALES QUANTITIES:

The quantities of the sales that the Company performs for the years ended December 31, 2000 and 1999 are as follows:

		2000	1999	Change(%)
Beer	(Liter)	432,217,801	223,135,100	%94
Malt	(Tons)	667	-	-
Plastic Materials	(Tons)	681	932	(%27)

(17) DETAILED INCOME STATEMENT:

The accompanying balance sheet as of December 31, 2000 includes the results of operations of the companies merged for the year 2000; the statement of income includes the results of operations of Erciyas Biracılık ve Malt Sanayi A.Ş. for January 1- December 31, 2000 period and the results of operations of Ege Biracılık ve Malt Sanayi A.Ş., Güney Biracılık ve Malt Sanayi A.Ş., and Anadolu Biracılık Malt ve Gıda Sanayi A.Ş. for June 21 - December 31, 2000. The results of operations of Ege Biracılık ve Malt Sanayi A.Ş., Güney Biracılık ve Malt Sanayi A.Ş., and Anadolu Biracılık Malt ve Gıda Sanayi A.Ş. for the January 1 – December 31, 2000 accounting period together with the Company's own results are presented below for information purposes:

A. Gross Sales	213,764,257
1.Domestic Sales	195,187,272
2.Exports	12,485,220
3.Other Sales	6,091,765
B. Deductions from Sales(-)	(65,962,352)
1.Sales Returns(-)	(214,511)
2.Sales Discounts(-)	(197,998)
3. Other Deductions(-)	(65,549,843)
C. Net Sales	147,801,905
D. Cost of Sales (-)	(79,300,322)
GROSS PROFIT (LOSS)	68,501,583
E. Operating Expenses (-)	(25,817,739)
1. Research & Development Expenses (-)	(218,669)
2. Marketing, Selling & Distrib. Expenses (-)	(7,936,965)
3. General Administrative Expenses (-)	(17,662,105)
OPERATING PROFIT (LOSS)	42,683,844
F. Income and Profit From Other Operations	15,970,045
1. Dividends from Participations	9,030,402
2. Dividends from Affiliated Companies	27,529
3. Interest and Other Dividend Income	4,337,261
4.Other Operating Income	2,574,853
G. Expenses and Losses from Other Operations	(5,104,333)
H. Financial Expenses (-)	(22,764,461)
1. Short Term Financial Expenses (-)	(14,105,726)
2. Long Term Financial Expenses (-)	(8,658,735)
LOSS BEFORE EXTRAORDINARY ITEMS AND TAX	30,785,095
I. Extraordinary Income & Profit	141,555
1. Reversal of Provisions	1,630
2. Prior Year Income and Profit	2,323
3. Other Extraordinary Expenses/Losses	137,602
J. Extraordinary Expenses Losses	(1,692,839)
1. Idle Division Expenses and Losses (-)	(824,876)
2. Prior Year Expenses and Losses (-)	(5,419)
3. Other Extraordinary Exp. And Losses (-)	(862,544)
LOSS BEFORE TAX	29,233,811
K. Tax and Other Legal Liabilities (-)	(4,038,911)
NET INCOME / (LOSS) AFTER TAX	25,194,900

The income statement stated above includes the depreciation expense amounting to TL11,930,123 and retirement pay liability expense amounting to TL2,227,403.

"Intermediary export "revenue amounting to TL6,939,480 is included in net sales of the income statement. TL6,869,195, related with these exports, is included in cost of sales. Furthermore, the expense amounting to TL70,285, also related with these exports, is included in the selling and distributing expenses.

Sales and purchase transactions (including services) within the companies that merged are eliminated in the statement of income stated above. The dividend income received / given before the merger amounting to TL378,368 is included in other operational income / gain.

The production and sales quantities in the year 2000 are as follows:

	2000	
	Production	Sales
Beer (Liter)	590,827,313	588,222,400
Malt (Tons)	83,245	1,152
Plastic Materials (Tons)	1,866	681

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

STATEMENTS OF FUNDS FLOW (SOURCES - USES)

FOR THE PERIODS OF JANUARY 1 - DECEMBER 31, 2000 AND 1999

(Currency -- Millions of Turkish lira)

	December 31, 2000			December 31, 1999		
A.SOURCES			**56.164.065**			**19.709.462**
1.Sources from Operating Profit		30.011.210			-	
a.Operating Profit	18.663.640					
b.Depreciation and Amortization (+)	9.721.954			-		
c.Expenses not Requiring Fund Outflow (+)	1.625.616			-		
d.Income not Providing Fund Inflows (-)	-			-		
2.*Sources from Extraordinary Income and Gains*		100.660			-	
a.Extraordinary Gains	100.660			-		
3.Decrease in Current Assets		-			-	
4.Increase in Short-term Liabilities		36.165.612			6.951.027	
5.Increase in Long-term Liabilities		2.269.664			12.758.435	
6.Other Increase in Shareholders' Equity		(12.383.081)			-	
B.USES OF SOURCES			**56.164.065**			**19.709.462**
1.Uses of Sources due to Operating Loss		-			6.955.991	
a.Operating Loss	-			11.505.367		
b.Depreciation and Amortization	-			(4.129.095)		
c.Other Expenses not Requiring Fund Outflow (-)	-			(420.281)		
d.Other Income not Providing Fund Inflows (+)	-			-		
2.Uses of Sources due to Extraordinary Losses		810.699			36.615	
a.Extraordinary Losses	1.585.037			36.615		
b.Expenses not Requiring Fund Outflow (-)	(774.338)			-		
3.Taxes and Similar Charges Paid		-			347.864	
4.Dividends Paid		-			-	
5.Increase in Current Assets		38.507.513			4.789.775	
6.Increases in Non-current Assets (Excluding Revaluation Surplus)		16.845.853			7.579.217	
7.Decrease in Short-term Borrowings		-			-	
8.Decrease in Long-term Borrowings		-			-	
CHANGE IN NET WORKING CAPITAL						
1.Increase in Net Working Capital			**822.666**		-	
2.Decrease in Net Working Capital			-		**(1.827.689)**	

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

STATEMENTS OF CASH FLOWS

FOR THE PERODS OF JANUARY1 - DECEMBER 31, 2000 AND 1999

(Currency -- Millions of Turkish lira)

	December 31, 2000			December 31, 1999		
A. CASH AT THE BEGINNING OF THE YEAR			**1.303.870**			**3.704.339**
B. CASH INFLOWS WITHIN THE YEAR			**141.288.294**			**66.055.814**
1.Cash Inflows from Sales		99.022.382			35.104.023	
a.Net Sales	111.732.574			38.655.203		
b.Increase in Receivables (From Sales) (-)	(12.710.192)			(3.551.180)		
2.Cash Inflows from Income and Gains from Other Operations		10.358.884			11.837.684	
3. Cash Inflows from Extraordinary Income and Gains		100.660			137.512	
4.Increase in Short-Term Liabilities (Not Related with Purchases)		22.938.860			6.218.160	
5.Increase in Long-Term Liabilites (Not Related with Purchases)		4.864.022			12.758.435	
6.Cash from Share Capital Increase		-			-	
7.Other Cash Inflows		4.003.486			-	
C. CASH OUTFLOWS WITHIN THE YEAR			**142.418.483**			**68.456.283**
1.Cash Outflows due to Costs		57.975.563			22.249.348	
a.Cost of Sales	61.581.384			24.724.922		
b.Increase in Inventories	14.261.020			795.235		
c.Increase in Payables (due to Purchases) (-)	(13.226.752)			(732.867)		
d.Expenses like Depreciation and Reserves not Requiring Cash Outflow (-)	(4.640.089)			(2.537.942)		
2.Cash Outflows due to Operating Expenses		12.539.054			6.206.841	
a.Research and Development Expenses	140.094			-		
b.Marketing, Selling and Distribution Expenses	7.460.395			2.587.187		
c.General and Administrative Expenses	11.486.389			5.610.753		
d.Expenses not Requiring Cash Outflow (-)	(6.547.824)			(1.991.099)		
3.Cash Outflows due to Expenses and Losses Related to Other Operations		3.881.484			1.518.145	
a.Cash Outflows due to Expenses and Losses Related to Other Operations	4.041.141			1.518.145		
b.Expenses and Losses not Requiring Cash Outflow (-)	(159.657)			-		
4.Cash Outflow due to Financial Expenses		18.718.415			27.557.247	
5.Cash Outflow due to Extraordinary Expenses and Losses		810.699			153.792	
a.Extraordinary Expenses and Losses	1.585.037			174.127		
b.Expenses and Losses not Requiring Cash Outflow (-)	(774.338)			(20.335)		
6.Cash Outflows due to Investment in Non-current Assets		18.040.252			7.579.217	
7.Principle Payments of Short-Term Borrowings (Not Related with Purchases)		-			-	
8.Principle Payments of Long-Term Borrowings		2.594.358			-	
9.Taxes and Similar Charges Paid		-			347.864	
10.Dividends Paid		-			-	
11.Other Cash Outflows		27.858.658			2.843.829	
D. CASH AT THE END OF YEAR			**173.681**			**1.303.870**
E. INCREASE/(DECREASE) IN CASH			**(1.130.189)**			**(2.400.469)**

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

STATEMENT OF PROFIT APPROPRIATION

FOR THE YEAR ENDED DECEMBER 31, 2000

(Currency -- Millions of Turkish lira)

	CURRENT YEAR (proposed) 1.1.2000 - 31.12.2000	
A. APPROPRIATION OF PROFIT FOR THE YEAR		
1.Total Profit for the Year		26.554.478
Profit for the Year	17.179.263	
Net Profit of the Merged Companies before Merger	9.375.215	
2. Prior Year Losses		(15.490.745)
3.Taxes to be Paid		(1.359.578)
Corporation Tax	-	
Income Tax Witholding	(1.235.980)	
Other Taxes and Similar Charges	(123.598)	
4.First Legal Reserve		(496.435)
NET DISTRIBUTABLE PROFIT		9.207.720
5. First Dividend to Shareholders		(4.716.135)
6.Dividends to founder		(133.987)
7.Dividend to Board of Directors		(328.268)
8.Second Dividend to Shareholders		(318.108)
9.Second Legal Reserve		(424.231)
EXTRAORDINARY RESERVE		3.286.991
B. EARNINGS PER SHARE (full TL/%)		631 / 63
1.To Ordinary Shareholders (full TL/%) (*)	631 / 63	
C.DIVIDENDS PER SHARE (full TL/%)		201 / 20
1.To Ordinary Shareholders (full TL/%)	201 / 20	

(*) Earnings per share does not include profit of the merged companies before merger .

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

STATEMENTS OF COST OF SALES

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

(Currency -- Millions of Turkish lira)

	December 31, 2000		December 31, 1999	
PRODUCTION OPERATION				
A-Direct Raw Materials and Supplies Costs		38.840.182		16.481.054
B-Direct Labour Expenses		3.387.117		1.062.533
C-General Production Expenses		16.288.229		6.611.467
D-Work-in-process Usage		(2.357.681)		51.488
1-Inventories, Beginning of the Year (+)	3.439.947		860.363	
2-Inventories, Ending of Year (-)	(5.797.628)		(808.875)	
COST OF GOODS PRODUCED		56.157.847		24.206.542
E-Change in Finished Goods Inventory		2.086.461		(300.016)
1-Inventories, Beginning of the Year (+)	5.633.408		1.431.557	
2-Inventories, Ending of Year (-)	(3.546.947)		(1.731.573)	
I-COST OF GOODS SOLD		58.244.308		23.906.526
COMMERCIAL OPERATION				
A-Merchandise, Beginning of the Year (+)	-		-	
B-Purchases During the Year(+)	3.407.017		818.396	
C-Merchandise, End of the Year (-)	(69.941)		-	
II-COST OF MERCHANDISE SOLD		3.337.076		818.396
III-COST OF SERVISES SOLD		-		-
COST OF SALES (I + II + III)		61.581.384		24.724.922